KH 3/31

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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12013839

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36654

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC Mail Processing Section FEB 29 2012 Washington, DC 123

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brill Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

152 W 57th Street, 16th Floor
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

~~Nicholas Brown~~ (212) 957-5700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alperin, Nebbia & Associates, CPA, PA
(Name – *if individual, state last, first, middle name*)

375 Passaic Avenue, Suite 200 (Address) Fairfield (City) NJ (State) 07004 (Zip Code)

CHECK ONE:

☐x Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 4/3

AFFIRMATION

I, Robert Brown, affirm that, to the best of my knowledge and belief, the accompanying financial statements for the period ended December 31, 2011 and supplemental schedules pertaining to Brill Securities, Inc. as of December 31, 2011 are true and correct. I further affirm that neither the Corporation nor any officer has any proprietary interest in any account classified solely as that of a customer.

Robert B Brown 1/26/2012

Signature Date

C.E.O

Title

Subscribed and Sworn to before me on this 26th day of January 2012.

Nicholas B. Brown

Notary Public

NICHOLAS B. BROWN
NOTARY PUBLIC, STATE OF NEW YORK
COUNTY OF NEW YORK
REGISTRATION NO. 315067022
EXPIRES 3/17/15

BRILL SECURITIES, INC.
(S.E.C. NO. 8-36654)

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2011
AND
SUPPLEMENTARY REPORT ON INTERNAL CONTROL

****

This report is filed as a PUBLIC document in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

BRILL SECURITIES, INC.

TABLE OF CONTENTS

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Brill Securities, Inc.

We have audited the accompanying statement of financial condition of Brill Securities, Inc. as of December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Statement of Financial Condition presents fairly, in all material respects, the financial position of Brill Securities, Inc. at December 31, 2011 in conformity with generally accepted accounting principles of the United States of America.

ALPERIN, NEBBIA & ASSOCIATES, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, NJ
February 27, 2012

BRILL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Current Assets:		
Cash and cash equivalents	$	62,119
Due from clearing broker		301,703
Marketable securities - at market value		108,660
Prepaid expenses		90,776
Prepaid income taxes		20,134
Deferred income tax benefit		78,953
Total current assets		662,345
Property and Equipment, net		52,758
Other Asset:		
Advances on commissions		126,587
Security deposit		114,078
Other receivables		719
Total other assets		241,384
Total Assets	$	956,487

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:		
Accrued compensation payable	$	227,915
Accounts payable and other liabilities		38,597
Accounts payable and other liabilities		1,457
Total current liabilities		267,969
Commitments and Contingencies		
Stockholders' Equity		
Common stock, $0.10 par value; 150,000 shares authorized; 11,472 shares issued and outstanding		1,147
Additional paid in capital		375,985
Retained earnings		311,386
Total stockholders' equity		688,518
Total Liabilities and Stockholders' Equity	$	956,487

See notes to the statement of financial condition.

BRILL SECURITIES, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

Note A – Organization and Significant Accounting Policies

Nature of Business

Brill Securities, Inc. (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). On July 25, 1986, the Company was incorporated under the laws of the State of New York. The Company provides brokerage services to both institutional and individual investors and, as required by Rule 15c3-3, clears its securities transactions on a fully disclosed basis through a clearing broker-dealer. The clearing broker carries all of the customer accounts and maintains and preserves all related books and records.

Cash and Cash Equivalents

Cash and cash equivalents include investments in money market funds. Marketable securities are valued at market value with the resulting difference between cost and market included in income.

Securities Transactions

Agency transactions are cleared through J.P. Morgan Clearing Corp.("JP Morgan") and are recorded on a trade date basis when commission revenues and expenses also recorded. Securities transactions for the Company's own accounts are recorded on trade date.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value.

Property and Equipment

Property and equipment is stated at cost. Expenditures for maintenance and repairs are expensed currently, while renewals and betterments extend the life of an asset are capitalized. The costs of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation, are eliminated from the accounts, and any resulting gain or loss is recognized. Depreciation is provided on accelerated and straight-line methods over lives ranging from 3 to 5 years.

Revenue Recognition

Commissions revenue includes revenue resulting from executing stock exchange listed securities, over-the counter securities and other transactions as agent for the Company's clients.

Commissions revenues and related clearing expenses are recorded on a trade date basis as securities transactions occur. Commissions earned could vary based on a number of factors, including performance of the financial markets traded by the Company's clients.

Deferred Taxes

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse.

Note A – Organization and Significant Accounting Policies (continued)

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Fair Value Measurements

The Accounting Standards Codification ("ASC") Topic 820, Fair Value Measurement and Disclosure defines fair value, establishes an framework for measuring fair value and expands disclosures about fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The three levels of the fair value hierarchy under ASC Topic 820-10-35 are described below:

Basis of Fair Value Measurement

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 - Prices or valuations that require inputs that are significant to the fair value measurement and unobservable

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

At December 31, 2011, the Company has classified all of its securities owned at fair market value at Level 1 for ASC Topic 820 Fair Value Measurement purposes.

Advances on Commissions

It is the Company's policy to make advances to commissioned brokers. These advances are repaid as commissions are earned. As of December 31, 2011 the Company has outstanding advances in the amount of $126,587.

Subsequent Events

Subsequent events were evaluated through February 27, 2012 which is the date the financial statements were available to be issued.

Note B – Marketable Securities

Securities in trading accounts are carried at market value. As of December 31, 2011, the Company owned multiple investments with a fair market value of $108,660.

Note C – Property and Equipment

Property and equipment consist of the following:

Leasehold improvements	$ 69,481
Furniture and fixtures	12,935
	82,416
Less: accumulated depreciation	29,658
Property and equipment, net	$ 52,758

Note D - Uncertain Tax Positions

The Company adopted the new accounting for uncertainty in income taxes guidance on January 1, 2009. The adoption of that guidance resulted in no change.

As of December 31, 2011, the Company believes it is reasonably possible the balance of the gross unrecognized tax benefits is zero and will continue to be zero in the next twelve months based on conservative income tax positions and the expiration of statute of limitations. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings.

The Company's policy is to recognize accrued interest and penalties associated with uncertain tax positions as part of the income tax provision. As of January 1, 2011, accrued interest and penalties associated with uncertain tax positions is zero. For the year ended December 31, 2011, accrued interest and penalties associated with uncertain tax positions is zero.

The Company files income tax returns in the U.S. Federal jurisdiction, the State and Local jurisdictions of New York State and New York City. None of these taxing jurisdictions have active examinations of Company income tax returns. The Company has timely filed all required income tax returns, and its Federal, State and Local income tax returns prior to calendar year 2009 will be closed by statute on March 15, 2012.

Note E – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011 the Company had net capital of $176,852, which was $76,852 in excess of its required net capital of $100,000. The Company's net capital ratio was 1.51 to 1.

Note F – Pension Plans

The Company has a 401(k) plan that covers substantially all employees. Participating employees may elect to contribute, on a tax-deferred basis, a portion of their compensation in accordance with Section 401(k) of the Internal Revenue Code. The Company is under no obligation to make contributions to the plan. There was no charge to operations under the plan for the year ended December 31, 2011.

Note G – Commitments and Contingencies

The Company occupies office space in New York, NY under a non-cancelable operating lease for office space, expiring in April 2017. Rent expense on this lease for the year ended December 31, 2011 was $249,804.

The Company occupies office space in Boston, MA under non-cancelable operating lease for office space, expiring in September 2012. Rent expense on this lease for the year ended December 31, 2011 was $30,000.

The future minimum rent under this lease is as follows:

December 31,	
2012	$ 273,427
2013	250,927
2014	250,927
2015	250,927
2016	250,927
Thereafter	83,644
	$ 1,360,779

The Company uses JP Morgan to process its securities transactions and to provide custodial and other services. The Company pays a fee on a percentage of revenue basis for securities transactions executed and cleared by JP Morgan and interest on balances owed to JP Morgan. At times, the Company has significant money balances on deposit with JP Morgan.

375 Passaic Avenue
Suite 200
Fairfield, NJ 07004
973-808-8801
Fax 973-808-8804

ALPERIN, NEBBIA
& ASSOCIATES, CPA, PA

Steven J. Alperin, CPA
Vincent S. Nebbia, CPA

To The Board of Directors
Brill Securities, Inc.

Dear Sirs:

In planning and performing our audit of the financial statements of Brill Securities, Inc.(the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Brill Securities, Inc. as of and for the year ended December 31, 2011, and this report does not affect our report thereon dated February 27, 2012.

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the preceding paragraph were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ALPERIN, NEBBIA & ASSOCIATES, CPA, PA

Alperin, Nebbia & Associates, CPA, PA

Fairfield, New Jersey
February 27, 2012